SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2011
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of FY 2010 Business Report
On March 31, 2011, Shinhan Financial Group (“SFG”) filed its FY 2010 Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Directors, Executive Officers and Employees

5. Major Shareholder and Market Price Information of Our Common Shares and ADRs

6. Related Party Transactions

EX-99.1
EX-99.2
Exhibit 99-1
Independent Accountant’s Audit Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2010
Exhibit 99-2
Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2010

1. Introduction of the Group
Company History in 2008 through 2011
•	March 2008 : JSC Shinhan Bank Kazakhstan, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	April 2008 : SFG and Shinhan Bank obtain the Federal Reserve Bank’s approval to become Financial Holding Companies

•	April 2008 : Shinhan Bank China Limited, a subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	May 2008 : Shinhan AITAS, a fund administration and accounting subsidiary of Shinhan Bank, joins SFG as an indirect subsidiary

•	June 2008 : Shinhan-KTF Mobile Card, a joint-venture company with KT Freetel, joins SFG as an indirect subsidiary

•	August 2008 : Shinhan Private Equity Fund II joins SFG as an indirect subsidiary

•	September 2008 : Shinhan Bank Canada joins SFG as an indirect subsidiary

•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	June 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	June 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became a subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

Change in Management
On March 23, 2011 the Board of Directors of Shinhan Financial Group appointed Mr. Dong Woo Han as Chairman of the Group and Mr. Hoon Namkoong as the Chairman of the Board of Directors.
Dividend for FY 2010
1) Dividend Amount for Common Stock: KRW 355,650 million
2) Dividend Amount for Preferred Stock: KRW 230,586 million
3) Total Dividend Amount: KRW 586,236 million
Principal Subsidiaries under Korean Law (as of March 31, 2011)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Data System 2)	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.

2)	In January 2010, Shinhan Data System, formerly a subsidiary of Shinhan Bank became a direct subsidiary of the Group.

Indirect subsidiaries held through direct subsidiaries

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Vina Bank	50.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank	100.0%

Shinhan Card	Shinhan-KT Mobile Card	50.0%

Shinhan Investment Corp.	Shinhan Investment Corporation Europe Ltd.	100.0%
	Shinhan Investment Corporation USA Inc.	100.0%
	Shinhan Investment Corporation Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp 3)	8.5%

Shinhan Capital	PETRA PEF	23.8%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 1)
	Shinhan Private Equity Fund II	2.2	% 2)

1)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

2)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.

3)	Shinhan Capital currently also owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
Number of Shares

	Number of Shares
Types of Shares	As of Dec 31, 2010	As of Dec 31, 2009
Common Shares	474,199,587	474,199,587
Redeemable Preferred Shares	28,990,000	38,373,459
Redeemable Convertible Preferred Shares	14,721,000	14,721,000

Total	517,910,587	527,294,046

2. Business Results
Operation Results

(KRW billion)
	2010	2009	2008
	(Jan.1~Dec.31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating income	3,235.2	2,097.9	3,039.3
Non-operating income	122.4	126.2	223.6
Non-operating expense	268.9	244.7	261.9
Earnings before income tax	3,088.7	1,979.4	3,001.0
Income taxes	717.6	666.7	971.2
Pre-acquisition income in subsidiaries	0.0	0.0	(0.4)
Consolidated net income	2,371.1	1,328.2	2,025,7
Net income in majority interest	2,383.9	1,305.3	2,018.7
Net income in minority interest	(12.8)	22.9	7.0

F	Some of the totals may not sum due to rounding.

Source and Use of Funds
Source of Funds

	2010				2009				2008
	(Jan.1~Dec.31)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
	Average		Interest	Interest	Average		Interest	Interest	Average		Interest	Interest
(In KRW billion, %)	Balance	Ratio (%)	Paid	Rate (%)	Balance	Ratio (%)	Paid	Rate (%)	Balance	Ratio (%)	Paid	Rate (%)
Source
Fund in KRW
Deposits	136,841.6	51.81	3,931.0	2.87	117,649.1	45.05	3,643.5	3.10	95,834.7	38.71	3,911.6	4.08
CD	4,643.0	1.76	211.5	4.56	11,462.6	4.39	644.7	5.62	15,737.2	6.36	960.0	6.10
Borrowing	6,244.4	2.36	188.1	3.01	7,409.0	2.84	251.9	3.40	6,727.7	2.72	333.2	4.95
Call Loan	1,977.2	0.75	39.7	2.01	1,328.4	0.51	33.3	2.51	2,191.2	0.89	104.3	4.76
Debenture	34,371.3	13.01	1,847.9	5.38	38,241.6	14.64	2,084.0	5.45	41,853.2	16.91	2,497.0	5.97
Others	3,490.2	1.32	127.5	3.65	6,461.1	2.47	248.8	3.85	7,624.3	3.08	425.9	5.59
Subtotal	187,567.7	71.02	6,345.7	3.38	182,551.8	69.91	6,906.2	3.78	169,968.3	68.66	8,232.0	4.84
Fund in Foreign Currency
Deposits	11,530.8	4.37	140.3	1.22	10,550.7	4.04	218.7	2.07	6,743.1	2.72	179.1	2.66
Borrowing	6,545.6	2.48	85.1	1.30	7,776.1	2.98	183.3	2.36	9,794.5	3.96	308.3	3.15
Call Loan	605.4	0.23	3.1	0.51	1,188.4	0.46	36.7	3.09	1,091.3	0.44	46.6	4.27
Debenture	5,095.7	1.93	82.4	1.62	5,292.0	2.03	97.0	1.83	4,931.6	1.99	189.7	3.85
Others	344.9	0.13	16.7	4.84	201.4	0.08	5.7	2.83	1,093.8	0.44	44.5	4.07
Subtotal	24,122.4	9.13	327.6	1.36	25,008.6	9.58	541.4	2.16	23,654.3	9.56	768.2	3.25
Interest bearing funding	211,690.1	80.15	6,673.3	3.15	207,560.4	79.49	7,447.6	3.59	193,622.6	78.22	9,000.2	4.65
Others
Shareholder equity	22,081.8	8.36	0.0	0.00	19,719.7	7.55	0.0	0.00	18,184.7	7.35	0.0	0.00
Loan loss reserve	1,502.2	0.57	0.0	0.00	1,548.8	0.59	0.0	0.00	1,570.7	0.63	0.0	0.00
Others	28,846.4	10.92	0.0	0.00	32,297.8	12.37	0.0	0.00	34,171.0	13.80	0.0	0.00
Non-interest bearing funding	52,430.4	19.85	0.0	0.00	53,566.3	20.51	0.0	0.00	53,926.4	21.78	0.0	0.00
Total Funding	264,120.5	100.00	6,673.3	2.53	261,126.7	100.00	7,447.6	2.85	247,549.0	100.00	9,000.2	3.64

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

	2010				2009				2008
	(Jan.1~Dec.31)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
	Average		Interest	Interest	Average		Interest	Interest	Average		Interest	Interest
(In KRW billion, %)	Balance	Ratio (%)	Paid	Rate (%)	Balance	Ratio (%)	Paid	Rate (%)	Balance	Ratio (%)	Paid	Rate (%)
Use
Fund in KRW
Deposits	12,413.4	4.70	118.4	0.95	11,055.7	4.23	174.8	1.58	7,376.0	2.98	258.1	3.50
Securities	52,018.2	19.69	2,062.8	3.97	48,785.8	18.68	2,044.4	4.19	42,543.3	17.19	2,049.7	4.82
Loans	133,555.6	50.57	7,641.0	5.72	60,544.2	23.19	3,295.5	5.44	122,447.1	49.46	8,960.2	7.32
(Household)	62,998.4	23.85	3,403.7	5.40	60,544.2	23.19	3,295.5	5.44	57,406.1	23.19	4,092.5	7.13
(Corporate)	70,557.2	26.71	4,237.3	6.01	70,344.1	26.94	4,184.6	5.95	65,041.0	26.27	4,867.7	7.48
Advances for customers	35.2	0.01	0.3	0.85	81.9	0.03	1.1	1.34	39.7	0.02	1.1	2.77
Call Loan	2,970.0	1.12	65.0	2.19	1,464.8	0.56	38.8	2.65	1,066.7	0.43	49.6	4.65
Debenture	2,371.0	0.90	145.9	6.15	2,825.5	1.08	164.9	5.84	3,245.7	1.31	204.1	6.29
Credit Card Receivable	14,923.5	5.65	3,453.8	23.14	11,823.6	4.53	3,148.8	26.63	10,055.1	4.06	2,783.9	27.69
(Card Loan)	3,127.2	1.18	522.4	16.71	2,530.1	0.97	392.6	15.52	2,968.1	1.20	535.1	18.03
Others	1,708.2	0.65	366.2	21.44	6,219.0	2.38	401.7	6.46	6,579.6	2.66	471.5	7.17
Loan loss reserve	-3,446.2	(1.30)	0.0	0.00	-3,519.2	(1.35)	0.0	0.00	-3,050.2	(1.23)	0.0	0.00
Subtotal	216,548.9	81.99	13,853.4	6.40	209,625.4	80.28	13,454.6	6.42	190,303.0	76.87	14,778.2	7.77
Fund in Foreign Currency
Deposits	2,879.8	1.09	40.2	1.40	2,883.5	1.10	21.4	0.74	1,657.3	0.67	39.4	2.38
Securities	2,230.4	0.84	29.5	1.32	2,331.8	0.89	53.3	2.29	2,011.7	0.81	89.1	4.43
Loan	13,508.8	5.11	460.7	3.41	13,368.1	5.12	518.5	3.88	14,175.9	5.73	687.3	4.85
Call loan	1,241.0	0.47	6.3	0.51	1,154.1	0.44	9.4	0.81	864.0	0.35	23.5	2.72
Bills bought	3,777.4	1.43	93.0	2.46	3,076.0	1.18	152.1	4.94	3,962.1	1.60	179.1	4.52
Others	313.1	0.12	11.6	3.70	379.9	0.15	14.7	3.87	549.3	0.22	46.6	8.48
Loan loss reserve	-386.1	(0.15)	0.0	0.00	-273.3	(0.10)	0.0	0.00	-234.2	(0.09)	0.0	0.00
Subtotal	23,564.4	8.92	641.3	2.72	22,920.1	8.78	769.4	3.36	22,986.1	9.29	1,065.0	4.63
Interest earning funding	240,113.3	90.91	14,494.7	6.04	232,545.5	89.05	14,224.0	6.12	213,289.0	86.16	15,843.2	7.43
Others
Cash	2,327.2	0.88	0.0	0.00	2,289.3	0.88	0.0	0.00	2,374.6	0.96	0.0	0.00
PP&E	2,362.3	0.89	0.0	0.00	2,370.0	0.91	0.0	0.00	2,419.4	0.98	0.0	0.00
Others	19,317.7	7.31	0.0	0.00	23,921.9	9.16	0.0	0.00	29,466.0	11.90	0.0	0.00
Non-interest earning funding	24,007.2	9.09	0.0	0.00	28,581.2	10.95	0.0	0.00	34,260.0	13.84	0.0	0.00
Total use of funds	264,120.5	100.00	14,494.7	5.49	261,126.7	100.00	14,224.0	5.45	247,549.0	100.00	15,843.2	6.40

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information
Group BIS Ratio

(KRW million)
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Aggregate Amount of Equity Capital (A)	23,711,758	22,572,130	18,723,461
Risk-Weighted Assets (B)	185,694,642	179,083,070	183,741,412
BIS Ratio (A/B) 1)	12.77%	12.60%	10.19%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio

(KRW million)
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Won Assets due within 1 months (A)	972,593	470,681	920,661
Won Liabilities due within 1 months (B)	246,035	376,446	690,397
Won Liquidity Ratio (A/B)	395.31%	125.03%	133.35%

1)	2008 figures are assets and liabilities due within 3 month.
Liabilities to Equity Ratio

(KRW million)
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Liabilities (A)	6,886,449	6,392,346	8,307,683
Equity (B)	22,724,753	20,728,361	17,605,883
Liabilities to Equity Ratio (A/B)	30.30%	30.84%	47.19%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Bank 2)	15.93	15.13	13.44

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	Basel II FIRB Approach was applied in calculating BIS Capital Adequacy Ratios
(2) Adjusted Equity Capital Ratio (%)

	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Card	24.99	26.73	20.32

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

(3) Net Capital Ratio (%)

	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Investment Corp.	658.31	608.78	575.44

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.
(4) Solvency Margin Ratio (%)

	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Life Insurance	397.93	262.67	209.47

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)
(1) Non- Performing Loans

(KRW million)
	Dec. 31, 2010		Dec. 31, 2009		Dec.31, 2008
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 1)	1,410,031	0.91	1,158,985	0.77	1,306,316	0.85
Shinhan Card 2)	237,395	1.44	435,083	3.08	339,101	2.91
Shinhan Investment 2)	142,772	12.29	253,995	19.45	46,833	4.82
Shinhan Life Insurance	38,000	1.48	38,800	1.53	31,600	1.31

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Investment, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

(2) Loan Loss Allowances & Write-offs for the period

(KRW million)
		Jan. 1, 2010~	Jan. 1, 2009~	Jan. 1, 2008~
		Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Bank	Allowance for Possible Loan Losses	2,835,768	2,641,918	2,661,427
	Allowance for doubtful accounts on Acceptance and Guarantees	138,236	105,629	113,669
	Allowances for Losses Related to Unused Ceiling	287,224	267,859	249,442
	Other Allowances	111,757	88,337	69,557
	Allowance for Valuation of Bonds	984	7,609	8,152
	Total	3,373,968	3,111,352	3,102,247
	Write-offs	709,844	1,006,941	340,942

Shinhan Card	Allowance for Possible Loan Losses	607,105	793,469	773,960
	Allowance for reward on credit card use	287,196	273,233	246,429
	Allowances for Losses Related to Unused Ceiling	504,692	488,559	485,738
	Other Allowances	4,946	12,619	22,325
	Total	1,403,939	1,567,880	1,528,452
	Write-offs	479,231	469,087	603,883

Shinhan Investment Corp.	Allowance for Possible Loan Losses	117,768	182,278	62,217
	Other Allowances	21,942	21,942	0
	Total	139,710	204,220	62,217
	Write-offs	8,004	4,682	502

Shinhan Life Insurance	Allowance for Possible Loan Losses	38,859	38,410	30,635
	Total	38,589	38,410	30,635
	Write-offs	5,144	4,540	0

Twenty Largest Exposures by Borrower

(KRW billion)
		Loans in			Guarantees
As of Dec. 31, 2010	Loans in	Foreign	Equity	Debt	and	Total
Consolidated basis	Won	Currency	Securities	Securities	Acceptances	Exposures
Ministry of Strategy & Finance	0	0	0	10,085	0	10,085
Bank of Korea	1,200	0	0	3,348	0	4,548
Korea Deposit Insurance Corporation	0	0	0	2,311	0	2,311
Hyundai Heavy Industries Co., Ltd.	3	136	8	10	1,879	2,036
Industrial Bank of Korea	498	17	2	1,068	0	1,585
Korea Land & Housing Corporation	0	0	0	1,281	0	1,281
Korea Development Bank	18	0	42	1,186	0	1,246
Hyundai Samho Heavy Industries Co., Ltd.	0	57	0	30	1,093	1,180
Woori Bank	55	0	19	1,042	0	1,116
POSCO	29	59	851	99	70	1,108
I-CLOVER CO., LTD.	29	0	0	1,076	0	1,105
Samsung Electronics Co., Ltd.	0	1,033	32	0	0	1,065
Samsung Heavy Industries Co., LTd.	0	194	0	0	801	995
Songdo Cosmopolitan City Development Inc.	978	0	0	0	0	978
Kookmin Bank	37	0	1	829	0	867
Hyundai Mipo Dockyard Co., Ltd.	0	0	3	0	812	815
SK Energy	7	206	1	106	403	723
Korea Securities Finance Corporation	350	0	25	281	0	656
STX Offshore & Shipbuilding Co., Ltd.	20	0	0	0	615	635
Samsung C&T	1	65	523	10	28	627
Total	3,225	1,767	1,507	22,762	5,701	34,962

Exposure to Main Debtor Groups

(KRW billion)
		Loans in			Guarantees
As of Dec. 31, 2010		Foreign	Equity	Debt	and	Total
Consolidated basis	Loans in Won	Currency	Securities	Securities	Acceptances	Exposures
Hyundai Heavy Industries	68	293	13	41	3,813	4,228
Samsung	133	1,550	543	256	1,204	3,686
Hyundai Motors	1,017	1,186	24	170	410	2,807
SK	309	254	432	221	600	1,815
POSCO	159	230	857	122	394	1,762
LG	623	663	0	6	182	1,474
Lotte	487	50	2	313	102	955
STX	114	48	49	0	623	834
LS	125	259	1	71	292	748
Hynix	0	118	342	0	98	559
Total	3,035	4,651	2,263	1,200	7,718	18,868
Loan Concentration by Industry

(KRW million)
			Loans in Foreign
	Loans in Won		Currency		Others		Total Exposures
As of Dec. 31, 2010		Weight		Weight		Weight		Weight
Consolidated basis	Amount	(%)	Amount	(%)	Amount	(%)	Amount	(%)
Manufacturing	21,787,018	16.01	3,368,816	33.39	7,589,477	21.97	32,745,311	18.12
Retail and wholesale	12,216,603	8.98	814,288	8.07	1,861,594	5.39	14,892,485	8.24
Real Estate, leasing and service	16,742,638	12.30	1,357,500	13.46	318,291	0.92	18,418,429	10.19
Construction	5,555,513	4.08	45,451	0.45	554,345	1.61	6,155,309	3.41
Hotel and leisure	4,308,646	3.17	271,096	2.69	104,507	0.30	4,684,249	2.59
Finance and insurance	3,419,713	2.51	442,407	4.39	3,673,620	10.64	7,535,740	4.17
Others	7,662,856	5.63	3,586,516	35.55	1,465,153	4.24	12,714,525	7.04
Consumers	64,375,959	47.32	202,097	2.00	18,969,993	54.93	83,548,049	46.24
Total	136,068,946	100.00	10,088,171	100.00	34,536,980	100.00	180,694,097	100.00

Top Twenty Non-Performing Loans

(KRW billion)
		Gross Principal
Borrower	Industry	Outstanding	Allowance for Loan Losses
A	Finance and insurance	64	32
B	Others	51	51
C	Real estate, leasing and service	50	25
D	Others	39	14
E	Manufacturing	22	2
F	Construction	18	10
G	Manufacturing	18	11
H	Manufacturing	13	3
I	Manufacturing	13	12
J	Transportation	12	3
K	Manufacturing	11	11
L	Transportation	10	0
M	Transportation	10	10
N	Real estate, leasing and service	9	2
O	Manufacturing	9	2
P	Real estate, leasing and service	8	2
Q	Others	8	2
R	Manufacturing	7	3
S	Real estate, leasing and service	7	1
T	Manufacturing	6	2
Total		385	198

1)	Consolidated basis as of December 31, 2010

2)	Non-Performing Loans are defined as loans past due longer than 90 days

3. Independent Auditor
Audit Opinion for the last 3 years

	FY 2010	FY 2009	FY 2008
Audit Opinion	Unqualified	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment
Year	Auditor	(KRW mil.)	Details	Working hours
2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours
2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Dong Woo Han	Nov. 10, 1948	Chairman of Shinhan Financial Group Board Steering Committee Member	3 years starting from March 23, 2011
2) Non-Executive Directors
     Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 23, 2011.
Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Jin Won Suh	April 20, 1951	X	—	1 years starting from March 23, 2011
Taeeun Kwon	January 29, 1941	O	Audit Committee member	2 years starting from March 23, 2011
Kee Young Kim	October 7, 1937	O	Risk Management Committee member	2 years starting from March 23, 2011
Compensation Committee member
Seok Won Kim	April 29, 1947	O	Audit Committee member	2 years starting from March 23, 2011
Compensation Committee member
Hoon Namkoong	June 26, 1947	O	Chairman of Board of Directors	2 years starting from March 23, 2011
Board Steering Committee member
Risk Management Committee member
Jaekun Yoo	August 24, 1941	O	—	2 years starting from March 23, 2011
Ke Sop Yun	May 20, 1945	O	Audit Committee member	1 years starting from March 23, 2011
Board Steering Committee member
Jung Il Lee	August 28, 1952	O	Board Steering Committee member	1 years starting from March 23, 2011
Sun Tae Hwang	October 11, 1948	O	Audit Committee member	2 years starting from March 23, 2011
Compensation Committee member
Haruki Hirakawa	November 7, 1964	O	—	1 years starting from March 23, 2011
Philippe Aguignier	September 26, 1957	O	Risk Management Committee member	1 years starting from March 23, 2011
For personal profiles of the outside directors, please refer to our Form 6-K filed on February 22, 2011.

3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President &	— Finance Management Team
		Chief Financial Officer	— Investor Relations Team
— Strategic Planning Team
— Global Business Strategy Team
— Shinhan FSB Research Institute
Sung Ho Wi	Jun. 12, 1958	Deputy President	— General Affairs Team
— Business Management Team
— Public Relations Team
— CSR & Culture Management Team
Jung Kee Min	March 13, 1959	Executive	— Synergy Management Team
		Vice-President	— Information & Technology Planning Team
— Audit Team
Yee Yong Jo	Feb. 13, 1957	Managing Director	— Compliance Team
Sam Yong Lee	June 11, 1953	Managing Director	— Risk Management Team
Jeong Bae Park	May 6, 1960	Managing Director	— General Affairs Team
Stock Options

(as of Feb 28, 2011)
	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options
	(A)	(B)	(C)	(D = A - B - C)	Exercise Price
Granted in 2005	2,620,331	983,298	251,300	1,385,733	28,006
Granted in 2006	3,206,173	388,980	480,300	2,336,893	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	808,700	0	185,396	623,304	49,053
Granted in 2009	614,735	0	614,735	0	23,405
Total	8,481,108	1,372,278	1,737,044	5,371,786	—

Note)	The weighted-average exercise price of outstanding exercisable options as of Feb. 28, 2011 is KRW 40,228.
Employees

(As of Dec 31, 2010)
			Total Salaries and wages paid in	Average Payment
	Number of		2010	per person
Gender	Employees	Average length of Service	(KRW million)	(KRW million)
Male	121	2 yrs 2 mths	12,856	106
Female	24	3 yrs 3 mths	1,422	59
Total	145	2 yrs 4 mths	14,278	98

5. Major Shareholders and Market Price Information of our Common Shares and ADRs
     Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2010

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	30,106,276	6.35
National Pension Service	28,957,592	6.11

1)	Shareholders who own beneficial ownership of 5% or more.
Shareholders holding ownership of more than 1% as of Dec. 31, 2010

		No. of Common
Name		Shares owned	Ownership%

1	BNP Paribas Group	30,106,276	6.35%
2	National Pension Service	28,957,592	6.11%
3	Citibank N.A. (ADR Dept)	19,346,872	4.08%
4	Shinhan Financial Group
	Employee Stock Ownership Association	17,005,029	3.59%
5	Saudi Arabian Monetary Agency	13,300,931	2.80%
6	The Lazard Funds Inc.	12,002,550	2.53%
7	Mirae Asset Investments Co., Ltd.	8,161,005	1.72%
8	The Government of Singapore	6,401,780	1.35%
9	Mizuho	5,955,000	1.26%
10	Samsung Life Insurance	5,386,699	1.14%
11	Daekyo Co., Ltd.	5,076,687	1.07%
	Others	322,499,166	68.00%

	Total	474,199,587	100.00%

Common Share Traded on the Korea Exchange

						(KRW, number of shares)
		July. 2010	Aug. 2010	Sep. 2010	Oct. 2010	Nov. 2010	Dec. 2010
Price per share	High	49,200	49,100	46,200	47,850	44,700	53,600
	Low	44,300	45,100	42,300	43,550	41,950	44,750
	Avg.	47,264	47,000	43,747	45,338	43,618	49,859

Trading Volume		30,636,767	24,140,249	54,422,382	52,563,124	42,003,206	46,027,719

Highest Daily Trading Volume		2,479,092	1,675,582	8,441,035	5,909,348	4,612,237	3,958,956

Lowest Daily Trading Volume		680,553	731,963	1,157,371	1,368,202	1,028,379	881,250

American Depositary Shares traded on the New York Stock Exchange

		(USD, number of shares)
		July. 2010	Aug. 2010	Sep. 2010	Oct. 2010	Nov. 2010	Dec. 2010
	High	83.36	84.91	79.40	86.76	81.19	93.82
Price per share	Low	73.09	75.42	72.77	77.55	73.38	79.30
	Avg.	79.50	79.70	75.91	81.19	77.43	86.86

Trading Volume		1,010,625	804,623	849,639	1,305,987	699,240	1,042,042

Highest Daily Trading Volume		96,979	72,180	86,709	165,478	86,105	93,024

Lowest Daily Trading Volume		17,688	11,592	11,067	13,811	11,694	10,738

*1	ADR = 2 Common Shares

6. Related Party Transactions
Loans to Subsidiaries

(KRW billion)
		Origination	Maturity	Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Rate	Balance	Increase	Decrease	Balance
Shinhan Investment Corp.	Loans in KRW	2005-01-31	2010-07-31	5.25%	70.0	70.0	0.0	0.0
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100.0	0.0	0.0	100.0
Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.99%	50.0	0.0	0.0	50.0
Shinhan Capital	Loans in KRW	2007-04-13	2010-04-13	5.38%	50.0	50.0	0.0	0.0
Shinhan Capital	Loans in KRW	2007-03-23	2012-03-23	5.48%	50.0	0.0	0.0	50.0
Shinhan Capital	Loans in KRW	2007-06-08	2012-06-08	5.95%	50.0	0.0	0.0	50.0
Shinhan Capital	Loans in KRW	2007-09-27	2010-09-27	6.05%	100.0	100.0	0.0	0.0
Shinhan Capital	Loans in KRW	2007-11-27	2010-11-27	6.37%	50.0	50.0	0.0	0.0
Shinhan Card	Loans in KRW	2007-11-27	2012-11-27	6.41%	100.0	0.0	0.0	100.0
Shinhan Capital	Loans in KRW	2007-12-18	2010-12-18	6.83%	50.0	50.0	0.0	0.0
Shinhan Card	Loans in KRW	2007-12-18	2012-12-18	6.86%	50.0	0.0	0.0	50.0
Shinhan Capital	Loans in KRW	2008-01-23	2011-01-23	6.60%	50.0	0.0	0.0	50.0
Shinhan Capital	Loans in KRW	2008-01-23	2013-01-23	6.60%	50.0	0.0	0.0	50.0
Shinhan Card	Loans in KRW	2008-02-21	2011-02-21	5.66%	150.0	0.0	0.0	150.0
Shinhan Card	Loans in KRW	2008-03-12	2011-03-12	5.84%	200.0	0.0	0.0	200.0
Shinhan Capital	Loans in KRW	2008-03-12	2011-03-12	5.84%	50.0	0.0	0.0	50.0
Shinhan Card	Loans in KRW	2008-06-27	2011-06-27	6.53%	200.0	0.0	0.0	200.0
Shinhan Card	Loans in KRW	2008-07-31	2011-07-31	6.90%	100.0	0.0	0.0	100.0
Shinhan Capital	Loans in KRW	2008-07-31	2011-07-31	6.90%	50.0	0.0	0.0	50.0
Shinhan Capital	Loans in KRW	2010-09-28	2013-09-28	4.12%	0.0	0.0	100.0	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	0.0	0.0	100.0	100.0
Shinhan PE	Loans in KRW	2010-08-13	2011-08-12	3.64%	0.0	0.0	5.0	5.0
Shinhan PE	Loans in KRW	2009-08-13	2010-08-13	3.99%	5.0	5.0	0.0	0.0
Total	—	—	—	—	1,575.0	325.0	205.0	1,455.0

Exhibit 99-1
Independent Accountant’s Audit Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of Dec 31, 2010
Exhibit 99-2
Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi

Name: Buhmsoo Choi
Title: Chief Financial Officer
Date : March 31, 2011